                                                       PURSUANT RULE 424(B)(5)
                                                       REGISTRATION NO. 33-63794

                 SUBJECT TO COMPLETION, DATED DECEMBER 9, 1996
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 3, 1996

                                 $600,000,000

LOGO
                             RITE AID CORPORATION

                    $200,000,000  % NOTES DUE DECEMBER 2001
                    $200,000,000  % NOTES DUE JANUARY 2007
                 $200,000,000  % DEBENTURES DUE FEBRUARY 2027

                               ----------------

  The % Notes Due December 2001 (the " % Notes"), the % Notes Due January 2007 (the " % Notes") and the % Debentures Due February 2027 (the " % Debentures" and collectively with the % Notes and the % Notes, the "Offered Debt Securities" or the "Securities") will be unsecured obligations of Rite Aid Corporation (the "Company" or "Rite Aid"). Interest on the % Notes is
payable semiannually on June   and December   of each year, commencing June  ,
1997; interest on the  % Notes is payable semiannually on July   and January
of each year, commencing July  , 1997; and interest on the  % Notes is payable
semiannually on August   and February   of each year, commencing August  ,
1997. The Securities will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of the Securities" in this Prospectus Supplement.

  Each tranche of the Offered Debt Securities will be represented by global securities ("Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described in "Description of the Securities--Book-Entry Securities," Offered Debt Securities in definitive form will not be issued.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS  TO WHICH  IT  RELATES. ANY  REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                   ----------------- ------------ -------------
Per  % Note Due December 2001.....           %               %            %
Total.............................      $               $            $
Per  % Note Due January 2007......           %               %            %
Total.............................      $               $            $
Per  % Debenture Due
 February 2027....................           %               %            %
Total.............................      $               $            $

--------
(1) Plus accrued interest, if any, from    , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $    payable by the Company.

                               ----------------

  The Securities offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about December , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                               DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES CORPORATION
BEAR, STEARNS & CO. INC.                                      J.P. MORGAN & CO.

                        RAYMOND JAMES & ASSOCIATES, INC.

                               ----------------

          The date of this Prospectus Supplement is December  , 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                                  THE COMPANY

  The following summary of the business of the Company is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

  Rite Aid, incorporated in 1968, is one of the largest retail drugstore chains in the United States. As of November 30, 1996, Rite Aid operated 2,788 drugstores, averaging within a range of approximately 7,200 to 11,000 square feet per store in size, in 20 states and the District of Columbia and employed over 36,000 employees. Pharmacy service forms the core of Rite Aid's business, with prescriptions accounting for 56.4% of drugstore sales in the 26-week period ended August 31, 1996. Rite Aid's drugstores cater to convenience, offering a full selection of health and personal care products, seasonal merchandise and a large private label product line. Express mail with complementary services and one-hour photo departments have recently been added in select locations. Rite Aid's Eagle Managed Care Corp. subsidiary markets prescription plans and sells other managed health care services to large employers and government-sponsored employee benefit programs. As described below, on October 13, 1996, Rite Aid and Thrifty PayLess Holdings, Inc. ("Thrifty PayLess") entered into a definitive agreement pursuant to which Thrifty PayLess will be merged into Rite Aid (the "Thrifty PayLess Merger"). The Thrifty PayLess Merger is expected to close on or about December 12, 1996.

  Rite Aid's strategy is to operate drugstores in large, fast-growing metropolitan areas. Following the Thrifty PayLess Merger, and giving effect to the Southeast Dispositions described below, Rite Aid will be the largest drugstore operator in the United States in terms of store count, operating in 26 states and the District of Columbia. Of the 50 largest metropolitan statistical areas ("MSAs") in the United States, Rite Aid will operate in 25 and will be the largest or second largest drugstore operation in 21 of those MSAs. In connection with the announcement of the definitive agreement for the Thrifty PayLess Merger, Rite Aid also announced that it plans to dispose of all of its 270 stores in Alabama, Florida, Georgia and North and South Carolina (collectively, the "Southeast Dispositions"). The Company has entered into an agreement to sell its approximately 200 stores in North and South Carolina to Thrift Drug, Inc.

  Rite Aid is a Delaware corporation with its principal executive offices located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The telephone number of Rite Aid at such offices is (717) 761-2633.

                              RECENT DEVELOPMENTS

THE THRIFTY PAYLESS MERGER

  Pursuant to the Thrifty PayLess Merger, among other things, each share of Thrifty PayLess Common Stock will be converted into the right to receive 0.65 shares of Common Stock of Rite Aid, and Thrifty PayLess will be merged into Rite Aid. Each of Rite Aid and Thrifty PayLess will hold a stockholders' meeting on December 12, 1996 to vote on the Thrifty PayLess Merger. The closing of the Thrifty PayLess Merger is expected to occur promptly following approval by the stockholders of each company. The sale of the Securities offered hereby is conditioned upon the completion of the Thrifty PayLess Merger.

  Thrifty PayLess is the largest drugstore chain in the western United States. As of September 29, 1996, Thrifty PayLess operated over 1,000 drugstores located in California, Oregon, Washington and eight other western states. Thrifty PayLess' stores average approximately 17,500 square feet of selling space, and it has over 31,000 employees. Thrifty PayLess' primary focus is the sale of prescription drugs, which represented 33% of Thrifty PayLess' total sales in its fiscal year ended September 29, 1996. Thrifty PayLess drugstores also offer a wide variety of non-pharmacy merchandise, including health and beauty aids, cosmetics, photofinishing, greeting cards, school and office supplies, seasonal merchandise, general merchandise and consumable products such as snack food, candy, ice cream and beverages, including liquor where permitted. Thrifty PayLess' Bi-Mart Corporation subsidiary ("Bi-Mart") presently operates a chain of 45 Bi-Mart membership discount stores, which the Company intends to divest following the Thrifty PayLess Merger.

  As soon as is reasonably practicable following the Thrifty PayLess Merger, Rite Aid expects to rename Thrifty PayLess stores "Rite Aid" and integrate them with Rite Aid's operations, to refinance substantially all of Thrifty PayLess' debt (to the extent practicable) and to divest Bi-Mart. Rite Aid expects the elimination of duplicative overhead expenses and the combined company's enhanced purchasing efficiencies to result in annual cost savings of at least $65.0 million. Rite Aid also believes that there are other cost-saving opportunities presented by the Thrifty PayLess Merger (including lowering Thrifty PayLess' historical debt expense, distribution costs and inventory shrinkage rate), as well as opportunities for enhanced revenue growth from the increased scale of operations and geographic diversity which Rite Aid will have after the Thrifty PayLess Merger. In addition, the application of Rite Aid's systems and technology to Thrifty PayLess' operations should result in greater efficiencies.

CERTAIN FINANCINGS RELATED TO THE THRIFTY PAYLESS MERGER

  In connection with the Thrifty PayLess Merger, the Company entered into a new revolving credit facility (the "Credit Facility") with a syndicate of commercial banks that provides for loans in an aggregate amount of up to $1.0 billion. The Credit Facility is a revolving credit facility that converts in December 1997 to a term loan that will mature in December 1998. The funds for the repayment of Thrifty PayLess' outstanding obligations under its secured bank facility (estimated at $703.7 million aggregate principal amount at December 12, 1996), the conversion of outstanding Thrifty PayLess stock options into cash upon consummation of the Thrifty PayLess Merger (estimated at $42.0 million) and the payment of certain fees and expenses relating to the Thrifty PayLess Merger (estimated at $30.0 million) are expected to be provided through the issuance of commercial paper or borrowings under the Credit Facility. The net proceeds of the sale of the Offered Debt Securities will be used to repay a portion of such borrowings. See "Use of Proceeds."

  In addition, as a result of the Thrifty PayLess Merger, the Company is obligated to offer to repurchase all of Thrifty PayLess' outstanding 12 1/4% Senior Subordinated Notes due 2004 (the "TPL Sub Debt") (estimated at $195.0 million aggregate principal amount) at 101% of the principal amount thereof (the "Event Risk Price"). However, prior to the announcement of the Thrifty PayLess Merger, the TPL Sub Debt traded at prices above the Event Risk Price and since that announcement the TPL Sub Debt has generally traded at higher levels. The Company is presently considering the possibility of making an offer to purchase all of the TPL Sub Debt at a price that would substantially exceed the Event Risk Price. Any such offer to purchase would be subject to various conditions. There can be no assurance that any such offer to purchase will be made or as to the timing or the terms thereof.

THRIFTY PAYLESS' RESULTS OF OPERATIONS

  On December 3, 1996, Thrifty PayLess announced results for its fourth fiscal quarter and fiscal year ended September 29, 1996. For the quarter, Thrifty PayLess' operating profit increased $49.0 million to $53.4 million, up from $4.4 million in the same period of the prior fiscal year. Income before extraordinary loss for Thrifty PayLess' fourth fiscal quarter was $19.9 million compared to a loss of $(26.8) million in the same period of the prior fiscal year. For the quarter, sales increased 6.3% to $1,155.3 million from $1,086.6 million in the same period of the prior fiscal year. Comparable Thrifty PayLess store sales in the quarter increased 5.6% with pharmacy comparable store sales up 13.2% and non-pharmacy merchandise comparable store sales up 1.9%. For the fiscal year, Thrifty PayLess' operating profit increased $78.8 million to $190.4 million or 4.0% of sales, up from $111.6 million or 2.4% of sales in the prior fiscal year. Income before extraordinary loss was $44.0 million or $0.95 per share versus a loss of $(22.8) million or $(0.65) per share in the prior fiscal year. An extraordinary loss of $(112.8) million or $(2.43) per share, comprised of premiums, consents, fees and expenses associated with the early extinguishment of debt, an element of Thrifty PayLess' April 1996 public offering and recapitalization, was also recognized in the current fiscal year. Sales advanced 3.0% to $4,798.9 million from $4,658.8 million the prior fiscal year. Comparable Thrifty PayLess' store sales for the fiscal year increased 3.3% with pharmacy comparable store sales up 12.4% and non-pharmacy merchandise comparable store sales lower by 0.7%.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Offered Debt Securities, estimated to
be $    (with accrued interest and after estimated expenses), will be used to repay a portion of the Company's outstanding commercial paper and/or borrowings under the Credit Facility, which indebtedness will be incurred in connection with the closing of the Thrifty PayLess Merger. See "Recent Developments--Certain Financings Related to the Thrifty PayLess Merger." Revolving loans under the Credit Facility bear interest at a floating rate based, at the Company's option, on LIBOR, Money Market, CD rates or the lenders' Base Rate. No amounts were outstanding under the Credit Facility as of the date of this Prospectus Supplement. Obligations to be repaid under Thrifty PayLess' secured bank facility in connection with the Thrifty PayLess Merger had an average interest rate of 7.2% per annum and an average maturity of 31 days as of November 24, 1996.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of August 31, 1996, (ii) as adjusted to reflect the consummation of the Pro Forma Transactions (as described below under "Unaudited Pro Forma Condensed Consolidated Financial Data"), other than the issuance of the Securities and the use of the proceeds therefrom, and (iii) as adjusted to reflect on a pro forma basis the issuance of the Securities offered hereby and the application of the estimated proceeds therefrom as described under "Use of Proceeds."

                                               AS OF AUGUST 31, 1996
                                            ------------------------------
                                                                 PRO FORMA
                                                                    AS
                                             ACTUAL   PRO FORMA  ADJUSTED
                                            --------  ---------  ---------
                                                   (IN MILLIONS)
Short-term debt and current maturities of
 long-term debt............................ $   58.3  $   58.3   $   58.3
                                            --------  --------   --------
Long-term debt:
  Commercial Paper.........................    747.6   1,678.6    1,078.6
  7 5/8% Notes Due 2005....................    200.0     200.0      200.0
  6 7/8% Debentures Due 2013...............    200.0     200.0      200.0
  0% Notes Due 2006 (1)....................    193.1     193.1      193.1
   % Notes Due December 2001 offered
     hereby................................      --        --       200.0
   % Notes Due January 2007 offered hereby.      --        --       200.0
   % Debentures Due February 2027 offered
     hereby................................      --        --       200.0
  Other....................................     42.1      42.1       42.1
                                            --------  --------   --------
    Total long-term debt...................  1,382.8   2,313.8    2,313.8
Stockholders' equity:
  Common stock.............................     90.4     129.1      129.1
  Additional paid-in capital...............     63.3   1,362.0    1,362.0
  Retained earnings........................  1,092.7   1,092.7    1,092.7
  Treasury stock...........................   (104.8)   (104.8)    (104.8)
                                            --------  --------   --------
    Total stockholders' equity.............  1,141.6   2,479.0    2,479.0
                                            --------  --------   --------
Total capitalization....................... $2,582.7  $4,851.1   $4,851.1
                                            ========  ========   ========

--------
(1) Accreting interest at 6 3/4% per annum.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the 26-week period ended August 31, 1996.

                           26 WEEKS
                         ENDED AUGUST MARCH 2, MARCH 4, FEB. 26, FEB. 27, FEB. 29,
                           31, 1996     1996     1995     1994     1993     1992
                         ------------ -------- -------- -------- -------- --------
Ratio of Earnings to
 Fixed Charges..........     2.62       3.08     3.78     1.66     3.97     3.55

  On a pro forma basis, assuming that the Pro Forma Transactions described under the caption "Unaudited Pro Forma Condensed Consolidated Financial Data" had occurred on March 5, 1995, the unaudited ratio of earnings to fixed charges for the 26 weeks ended August 31, 1996 and the year ended March 2, 1996 would have been 1.98 and 2.23, respectively.

  For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes plus interest expense on indebtedness, amortization of debt discount and premium and the portion of rent expense deemed representative of an interest factor. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discount and premium and the portion of rent expense deemed representative of an interest factor.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following Unaudited Pro Forma Condensed Consolidated Statements of Operations for the 26 weeks ended August 31, 1996 and the fiscal year ended March 2, 1996 present unaudited pro forma operating results for the Company as if the Thrifty PayLess Merger and the other transactions described in the next paragraph (the "Pro Forma Transactions") had occurred as of the beginning of the periods presented. The following Unaudited Pro Forma Condensed Consolidated Balance Sheet presents the unaudited pro forma financial condition of the Company as if the Pro Forma Transactions had occurred as of August 31, 1996. The excess of the purchase price of Thrifty PayLess over the net identifiable assets and liabilities of Thrifty PayLess is reported as goodwill. The carrying values of Thrifty PayLess' net assets are assumed to equal their fair values for purposes of these unaudited pro forma condensed consolidated financial statements unless indicated otherwise in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Data. These values are subject to revision following the results of any appraisals after consummation of the Thrifty PayLess Merger and related transactions.

  The Pro Forma Transactions are: (i) the Thrifty PayLess Merger, which is accounted for under the purchase method of accounting; (ii) the establishment by the Company of the Credit Facility; (iii) the payment of $859.6 million of outstanding Thrifty PayLess debt, the conversion of outstanding Thrifty PayLess stock options into cash upon consummation of the Thrifty PayLess Merger (estimated at $42.0 million) and the payment of certain fees and expenses relating to the Thrifty PayLess Merger (estimated at $30.0 million), through the issuance by the Company of commercial paper or borrowings under the Credit Facility and subsequently repaid, in part, through the issuance of the Securities, each as more fully described in "Recent Developments--Certain Financings Related to the Thrifty PayLess Merger," "Use of Proceeds" and in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data; and (iv) the Southeast Dispositions, the divestiture of Bi-Mart subsequent to the Thrifty PayLess Merger and other adjustments described in the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data. While the pro forma adjustments are based upon certain assumptions the Company considered reasonable in the circumstances, final amounts will differ from those set forth in the following unaudited pro forma condensed consolidated financial data.

  The unaudited pro forma condensed consolidated financial data does not reflect any synergies expected to be realized after the Thrifty PayLess Merger (because their realization cannot be assured) or costs related to the Southeast Dispositions (as such costs are non-recurring). See "Recent Developments--Certain Financings Related to the Thrifty PayLess Merger" for a discussion of the $65 million of cost benefits and synergies estimated by the Company's management to be realizable annually. The accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data describe other adjustments related to the Thrifty PayLess Merger.

  THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS OR FINANCIAL POSITION THAT WOULD HAVE OCCURRED HAD THE THRIFTY PAYLESS MERGER AND OTHER TRANSACTIONS DESCRIBED HEREIN BEEN CONSUMMATED AT THE DATES INDICATED, NOR IS IT NECESSARILY INDICATIVE OF THE FUTURE OPERATING RESULTS OR FINANCIAL POSITION OF THE COMPANY FOLLOWING THE THRIFTY PAYLESS MERGER.

  The unaudited pro forma condensed consolidated financial data should be read in conjunction with the consolidated financial statements of each of the Company and Thrifty PayLess and the related notes thereto contained in (i) the Company's Annual Report on Form 10-K for the year ended March 2, 1996, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996, (iii) Thrifty PayLess' Annual Report on Form 10-K for the year ended October 1, 1995, and (iv) Thrifty PayLess' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, all of which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE 26 WEEKS ENDED AUGUST 31, 1996
               (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                            RITE AID     THRIFTY PAYLESS
                            26 WEEKS        26 WEEKS
                              ENDED           ENDED       PRO FORMA       PRO FORMA
                         AUGUST 31, 1996  JUNE 30, 1996  ADJUSTMENTS      COMBINED
                         --------------- --------------- -----------     -----------
Net sales...............   $  2,828.4      $  2,336.5    $       --      $   5,164.9
Cost of goods sold,
 including occupancy
 costs..................      2,084.8         1,727.5            --          3,812.3
Selling, general and
 administrative
 expenses...............        580.4           550.6           11.6 (a)     1,142.6
Interest expense........         37.2            59.5          (28.9)(b)        68.1
                                                                 0.3 (c)
Non-recurring charge
 related to Revco D.S.
 Inc. acquisition costs.         16.1             --             --             16.1
                           ----------      ----------    -----------     -----------
                              2,718.5         2,337.6          (17.0)        5,039.1
                           ----------      ----------    -----------     -----------
Income (loss) from
 continuing operations
 before income taxes(1).        109.9            (1.1)          17.0           125.8
Income taxes (benefit)..         42.0            (0.5)          10.9 (d)        52.4
                           ----------      ----------    -----------     -----------
Net income (loss)(1)....   $     67.9      $     (0.6)   $       6.1     $      73.4
                           ==========      ==========    ===========     ===========
Average shares
 outstanding............   83,878,000      59,502,000    (20,826,000)(k) 122,554,000
Earnings (loss) per
 share(1)...............   $     0.81      $    (0.01)   $       --      $      0.60
                           ==========      ==========    ===========     ===========

--------
(1) For Thrifty PayLess, excludes extraordinary loss from early extinguishment of debt.


    See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated
                                Financial Data.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED MARCH 2, 1996
               (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         THRIFTY PAYLESS
                             RITE AID    52 WEEKS  ENDED
                          52 WEEKS ENDED  DECEMBER 31,    PRO FORMA        PRO FORMA
                          MARCH 2, 1996       1995       ADJUSTMENTS        COMBINED
                          -------------- --------------- ------------     ------------
Net sales...............   $   5,446.0     $   4,664.5   $        --      $   10,110.5
Cost of goods sold,
 including occupancy
 costs..................       4,017.4         3,435.1            --           7,452.5
Selling, general and
 administrative
 expenses...............       1,104.1         1,100.7           23.1 (a)      2,227.9
Interest expense........          68.3           139.5          (78.3)(b)        130.1
                                                                  0.6 (c)
                           -----------     -----------   ------------     ------------
                               5,189.8         4,675.3          (54.6)         9,810.5
                           -----------     -----------   ------------     ------------
Income (loss) from
 continuing operations
 before income taxes(1).         256.2           (10.8)          54.6            300.0
Income taxes............          97.3             5.0           29.7 (d)        132.0
                           -----------     -----------   ------------     ------------
Net income (loss)(1)....   $     158.9     $     (15.8)  $       24.9     $      168.0
                           ===========     ===========   ============     ============
Average shares outstand-
 ing....................    83,808,000      59,502,000    (20,826,000)(k)  122,484,000
Earnings (loss) per
 share(1)...............   $      1.90     $     (0.27)           --      $       1.37
                           ===========     ===========   ============     ============

--------
(1) For Thrifty PayLess, excludes extraordinary loss from early extinguishment of debt.


    See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated
                                Financial Data.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF AUGUST 31, 1996
                                 (IN MILLIONS)

                                                                       PRO FORMA
                           RITE AID                                   ADJUSTMENTS
                          AUGUST 31, THRIFTY PAYLESS  PRO FORMA           FOR       PRO FORMA
                             1996     JUNE 30, 1996  ADJUSTMENTS    DISPOSITIONS(N) COMBINED
                          ---------- --------------- -----------    --------------- ---------
ASSETS
Cash....................   $    9.4     $    0.8      $    --           $  (2.0)    $    8.2
Accounts receivable,
 net....................      248.0         98.9           --             (19.4)       327.5
Inventories.............    1,222.1      1,097.0          28.0 (e)       (159.6)     2,187.5
Other current assets....       40.9         34.4           --              (2.5)        72.8
Current assets,
 dispositions...........        --           --            --             183.5        183.5
                           --------     --------      --------          -------     --------
  Total current assets..    1,520.4      1,231.1          28.0              --       2,779.5
                           --------     --------      --------          -------     --------
Property, plant &
 equipment, net.........    1,142.1        560.1         123.0 (l)        (61.7)     1,763.5
Intangible assets, net..      372.3        133.4       1,036.9 (f)         (6.6)     1,536.0
Other noncurrent assets.       67.6         50.7           4.5 (g)         (2.9)       134.2
                                                         (18.3)(g)
                                                          32.6 (h)
Noncurrent assets,
 dispositions...........        --           --            7.7 (h)         71.2         78.9
                           --------     --------      --------          -------     --------
  Total assets..........   $3,102.4     $1,975.3      $1,214.4          $   --      $6,292.1
                           ========     ========      ========          =======     ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Short-term debt and
 current maturities of
 long-term debt.........   $   58.3     $   28.4      $  (28.4)(i)      $   --      $   58.3
Accounts payable........      253.3        288.4           --             (31.4)       510.3
Other current
 liabilities and
 deferred taxes.........      152.5        381.7          24.0 (j)        (25.2)       638.0
                                                         105.0 (m)
Other current
 liabilities,
 dispositions...........        --           --            --              56.6         56.6
                           --------     --------      --------          -------     --------
  Total current
   liabilities..........      464.1        698.5         100.6              --       1,263.2
                           --------     --------      --------          -------     --------
Long-term debt, net.....    1,382.8        836.1          72.0 (i)         (5.5)     2,313.8
                                                          28.4 (i)
Deferred taxes..........      113.9        (40.3)         10.7 (h)        (13.7)       103.2
                                                          32.6 (h)
Other long-term
 liabilities............        --         106.0           --               --         106.0
Noncurrent liabilities,
 dispositions...........        --           --            7.7 (h)         19.2         26.9
Common stock............       90.4          0.6          38.1 (k)          --         129.1
Additional paid-in
 capital................       63.7        503.4         795.3 (k)          --       1,362.4
Retained earnings.......    1,092.7       (118.7)        118.7 (k)          --       1,092.7
Cumulative pensions
 liability adjustments..       (0.4)         --            --               --          (0.4)
Treasury stock..........     (104.8)       (10.3)         10.3 (k)          --        (104.8)
                           --------     --------      --------          -------     --------
  Total stockholders'
   equity...............    1,141.6        375.0         962.4              --       2,479.0
                           --------     --------      --------          -------     --------
Total liabilities and
 stockholders' equity...   $3,102.4     $1,975.3      $1,214.4          $   --      $6,292.1
                           ========     ========      ========          =======     ========

    See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated
                                Financial Data.

                         NOTES TO UNAUDITED PRO FORMA
                     CONDENSED CONSOLIDATED FINANCIAL DATA

BASIS OF CONSOLIDATION

  Thrifty PayLess' most recent audited fiscal year data that is available is for the year ended October 1, 1995. For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the fiscal year ended March 2, 1996, the Company's historical information is from the fiscal year ended March 2, 1996, and the results of operations for Thrifty PayLess are for the 52 weeks ended December 31, 1995. For purposes of the interim Unaudited Pro Forma Condensed Consolidated Statement of Operations for the 26 weeks ended August 31, 1996, the results of operations for the 26-week period ended August 31, 1996 were used for the Company, and the results of operations for the 26-week period ended June 30, 1996 were used for Thrifty PayLess.

  As a result of its planned installation of standardized store systems in all Thrifty PayLess locations, and combining and standardizing various administrative support functions such as marketing, advertising, accounting and management information systems, the Company's management expects to operate the combined operations of the Company and Thrifty PayLess with a more efficient overhead expense structure than each of the two entities operating on a stand-alone basis. The Company also expects to achieve cost reductions as a result of increased purchasing power derived from the combination of the two companies. See "Recent Developments--Certain Financings Related to the Thrifty PayLess Merger." However, for purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Operations, these and other potential synergies in overhead expenses have not been reflected because their realization cannot be assured.

DETERMINATION AND ALLOCATION OF PURCHASE PRICE

  At the effective time of the Thrifty PayLess Merger, all of the outstanding shares of Thrifty PayLess Common Stock will be converted into the Company's Common Stock at the exchange ratio of 0.65 shares of the Company's Common Stock for each outstanding share of Thrifty PayLess Common Stock. The following table sets forth the purchase price (in millions) based on an assumed $34.58 per share market value, which amount is the average closing price for the Company's Common Stock over a reasonable period of time before and after the two companies reached agreement on the purchase price and the proposed transaction was announced on October 14, 1996.

   Market value of shares of the Company's Common Stock issued in the
    Thrifty PayLess Merger...........................................  $1,337.4
   Transaction costs.................................................      30.0
   Payment for outstanding Thrifty PayLess stock options.............      42.0
                                                                       --------
     Pro forma purchase price........................................  $1,409.4
                                                                       ========

  The Thrifty PayLess Merger will be accounted for as a purchase. The preliminary allocation of the pro forma purchase price by the Company is as follows (in millions):

   Pro forma purchase price........................................... $1,409.4
   Equity acquired....................................................   (375.0)
                                                                       --------
       Unallocated pro forma purchase price........................... $1,034.4
                                                                       ========
   Pro forma purchase price allocation
     Fixed assets..................................................... $  123.0
     Merger liabilities...............................................   (105.0)
     Inventory........................................................     28.0
     Goodwill.........................................................  1,036.9
     Other............................................................    (48.5)
                                                                       --------
       Total.......................................................... $1,034.4
                                                                       ========

PRO FORMA ADJUSTMENTS

(a) Amortization of the estimated goodwill relating to the Thrifty PayLess Merger of $1,036.9 million over a 40-year period ($1,036.9 million / 40 = $25.9 million). The historical goodwill reflected on the Thrifty PayLess balance sheet was being amortized over a 15-year period at $3.9 million per year. The remaining balance of $45 million of goodwill will be reconstituted as new goodwill and amortized over a 40-year period ($45 million / 40 = $1.1 million). Accordingly, the pro forma incremental charge to goodwill is $23.1 million ($25.9 million + $1.1 million - $3.9 million). The pro forma adjustment for the 26-week period ended August 31, 1996 represents one-half of the annualized pro forma adjustment amount.

(b) Reflects the net pro forma additional interest expense on the Company's total borrowings and the reversal of Thrifty PayLess' historical debt discount and fee amortization. See "Capitalization" for a description of the components of the Company's total pro forma combined debt after Thrifty PayLess' debt is refinanced or retired.

(c) Reflects pro forma amortization of estimated financing fees for the Credit Facility of $0.2 million and debt issuance costs of the Offered Debt Securities of approximately $4.3 million amortized over the estimated five-, ten- and 30-year lives of the respective debt issuances ($1.2 million at five years, $1.3 million at 10 years and $1.8 million at 30 years). The pro forma adjustment for the 26-weeks ended August 31, 1996 represents one-half of the annualized pro forma adjustment amount.

  The pro forma combined interest expense reflects the difference between the interest rates currently available to the Company and the historical rates of interest paid by Thrifty PayLess.

(d) Income taxes have been calculated based on the Company's effective statutory rate for the respective periods. Amortization of goodwill is not deductible for tax purposes.

(e) Reflects the pro forma adjustment of LIFO inventories to value the inventory at fair market value. The Company believes the adjusted carrying values represent estimated selling prices of merchandise inventories less the sum of costs of disposal and a reasonable profit allowance. This value is subject to revisions pending completion of physical inventories.

(f) Records pro forma purchase price allocation to goodwill for excess of purchase price over net assets and direct costs of the transaction, primarily financial advisory and legal fees. Based on the purchase of all of the outstanding shares of Thrifty PayLess Common Stock (approximately 59,502,000 shares) converted into the Company's Common Stock at an exchange ratio of 0.65 (approximately 38,676,000 shares) valued at a market price of $34.58 for the Company's Common Stock.

(g) Records the estimated $4.5 million in financing fees for the Credit Facility and issuance of $600 million of securities (see Note (b)) and removes Thrifty PayLess' unamortized debt issue costs of $18.3 million.

(h) Reclassifies the Thrifty PayLess historical net deferred tax assets and records the deferred tax impact of the fair value adjustment to inventory.

(i) See "Use of Proceeds" for a discussion of certain Thrifty PayLess indebtedness.

(j) Records pro forma premium on assumed purchase of TPL Sub Debt. See "Recent Developments."

(k) Records the issuance of 38,676,000 shares of the Company's Common Stock at $34.58 per share at the 0.65 exchange ratio and the elimination of Thrifty PayLess' equity accounts.

(l) Records the fair value adjustments for Thrifty PayLess' fixed assets.

(m) The Company estimates that expenses associated with closing Thrifty PayLess' corporate headquarters, severance and retention costs of employees, and other merger costs will be $105 million. These costs will be recorded as a liability assumed in the Thrifty PayLess Merger. There can be no assurance, however, that the amount of such charges will not increase as the Company's integration plan is further developed and more accurate estimates become available.

(n) The pro forma adjustments for the Southeast Dispositions and expected Bi-Mart divestiture represent the reclassification of the Company's stores being divested in Alabama, Georgia, Florida, North Carolina and South Carolina, and the proposed divestiture of the Thrifty PayLess' Bi-Mart stores. The table below presents the balances for the respective dispositions. The Company estimates that it will receive approximately $200 million from the sale of stores in the Southeast Dispositions and between $50 to $80 million from the sale of Thrifty PayLess' Bi-Mart stores.

                                                                BI-
                                                     RITE AID   MART    TOTAL
                                                     --------  ------  -------
   ASSETS
   Cash............................................. $  (2.0)  $  --   $  (2.0)
   Accounts receivable..............................   (13.1)    (6.3)   (19.4)
   Inventories......................................   (83.8)   (75.8)  (159.6)
   Other current assets.............................    (1.3)    (1.2)    (2.5)
                                                     -------   ------  -------
     Total current assets........................... $(100.2)  $(83.3) $(183.5)
                                                     =======   ======  =======
   Property and equipment, net...................... $ (53.2)  $ (8.5) $ (61.7)
   Intangible assets, net...........................    (6.6)     --      (6.6)
   Other noncurrent assets..........................     --      (2.9)    (2.9)
                                                     -------   ------  -------
     Total noncurrent assets........................ $ (59.8)  $(11.4) $ (71.2)
                                                     =======   ======  =======
   LIABILITIES
   Accounts payable................................. $  (3.3)  $(28.1) $ (31.4)
   Other current liabilities and deferred taxes.....    (4.0)   (21.2)   (25.2)
                                                     -------   ------  -------
     Total current liabilities...................... $  (7.3)  $(49.3) $ (56.6)
                                                     =======   ======  =======
   Long-term debt................................... $  (0.6)  $ (4.9) $  (5.5)
   Deferred taxes...................................   (21.3)     7.6    (13.7)
                                                     -------   ------  -------
     Total noncurrent liabilities................... $ (21.9)  $  2.7  $ (19.2)
                                                     =======   ======  =======

                         DESCRIPTION OF THE SECURITIES

  The following description of the particular terms of the Securities supplements and to the extent inconsistent therewith, supersedes, insofar as such description relates to the Securities, the description of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The Offered Debt Securities will be "Senior Debt Securities" as that term is used in the accompanying Prospectus. Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying Prospectus or the Indenture.

  The Securities are unsecured and unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The % Notes, the % Notes and the % Debentures will mature on December , 2001, January , 2007, and February , 2027, respectively. The Securities will bear interest at the rates per annum shown on the cover page of this Prospectus Supplement. Interest on the % Notes will be payable semiannually on June and December of each year (each a " % Note Interest Payment Date") commencing June , 1997, to the person for whose account the % Notes are held at the close of business on June , and December
 , as the case may be, next preceding such % Note Interest Payment Date. Interest on the % Notes will be payable semiannually on January and July of each year (each a " % Note Interest Payment Date") commencing July , 1997, to the person for whose account the % Notes are held at the close of business on January and July , as the case may be, next preceding such % Notes Interest Payment Date. Interest on the % Debentures will be payable semiannually on February and August of each year (each a " % Debenture Interest Payment Date") commencing August , 1997, to the person for whose account the % Debentures are held at the close of business on February and August , as the case may be, next preceding such % Debenture Interest Payment Date.

REDEMPTION, SINKING FUND

  The Securities will not be redeemable prior to their maturity and will not be entitled to the benefit of a sinking fund.

DEFEASANCE

  The provisions of the Indenture relating to defeasance and covenant defeasance described under the caption "Description of Debt Securities-- Defeasance and Discharge" in the accompanying Prospectus will apply to the Securities.

BOOK-ENTRY SECURITIES

  The Securities will be issued in the form of global securities. The Global Securities will be deposited with, or on behalf of DTC (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Securities in definitive form, no Security may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary are on file with the Securities and Exchange Commission.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase the Offered Debt Securities set forth opposite its name below:

                                       PRINCIPAL    PRINCIPAL      PRINCIPAL
                                     AMOUNT OF  %  AMOUNT OF  %  AMOUNT OF  %
                                      NOTES DUE     NOTES DUE   DEBENTURES DUE
             UNDERWRITER             DECEMBER 2001 JANUARY 2007  FEBRUARY 2027
             -----------             ------------- ------------ ---------------
Goldman, Sachs & Co. ............... $             $             $
Bear, Stearns & Co. Inc. ...........
Donaldson, Lufkin & Jenrette
 Securities Corporation.............
J.P. Morgan Securities Inc..........
Raymond James & Associates, Inc. ...
                                     ------------  ------------  ------------
                                     $200,000,000  $200,000,000  $200,000,000
                                     ============  ============  ============

  Under the terms and conditions of the Underwriting Agreement and related Pricing Agreement, the Underwriters are committed to take and pay for all of the Securities, if any are taken.

  The Underwriters propose to offer the Securities in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such prices less a concession of % of the principal amount of the % Notes, % of the principal amount of the % Notes and % of the principal amount of the % Debentures. The Underwriters may allow, and such dealers may reallow, to certain brokers and dealers a concession not to exceed % of the principal amount of each of the % Notes, % of the principal amount of each of the % Notes and % of the principal amount of each of the % Debentures. After the Securities are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

  The Securities are new issues with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Securities, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities. The Securities will not be listed on any national securities exchange.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.

  From time to time, the Underwriters have provided various commercial banking, investment banking and other services to the Company for which they have received customary compensation.

                                 LEGAL MATTERS

  Certain legal matters in connection with the offering to which this Prospectus relates will be passed upon for the Company by Elliot S. Gerson, Esq., Senior Vice President and Assistant Chief Counsel for the Company and by Jones, Day, Reavis & Pogue, New York, New York. Certain legal matters will be passed on for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                      CERTAIN FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the accompanying Prospectus (including the documents incorporated by reference herein and therein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company and Thrifty PayLess that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus Supplement and the accompanying Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company, Thrifty PayLess or the management of the Company, identify forward-looking statements. Such statements, which include, without limitation, the matters set forth herein under "The Company," "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Financial Data," reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others (i) competition from other drugstore chains, supermarkets, membership clubs and other retailers as well as third-party plans and mail order providers, (ii) the continued efforts of third-party payors to reduce prescription drug costs, and (iii) possible federal and state health care reform initiatives to reduce governmental health costs. The forward-looking statements referred to above are also subject to uncertainties and assumptions relating to the operations and results of operations of the Company following the Thrifty PayLess Merger, including the Company's ability successfully to integrate the operations of the Company and Thrifty PayLess (particularly in light of the different merchandising strategies and store sizes and the geographic separation of the two chains) while continuing to manage the day-to-day business of the combined company, pricing pressures, shifts in market demand and general economic conditions, all of which are factors that may affect the timing and realization of cost savings and other synergistic benefits of the Thrifty PayLess Merger assumed by the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

PROSPECTUS
                                $1,000,000,000

                             RITE AID CORPORATION

                                DEBT SECURITIES
                                 COMMON STOCK
                                PREFERRED STOCK
                                   WARRANTS

                               ----------------

  Rite Aid Corporation (the "Company") may offer from time to time, together or separately, (i) debt securities ("Debt Securities") consisting of notes, debentures or other evidences of indebtedness in one or more series, (ii) shares of its Common Stock, par value $1.00 per share (the "Common Stock"),
(iii) shares of its Preferred Stock, par value $1.00 per share (the "Preferred Stock"), and (iv) warrants to purchase Debt Securities, Common Stock or Preferred Stock, or any combination thereof, as may be designated by the Company at the time of the offering (the "Warrants") in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities, Common Stock, Preferred Stock and Warrants are collectively called the "Securities".

  The Securities may be offered in separate series or issuances at an aggregate initial public offering price not to exceed $1,000,000,000 (but not to exceed $600,000,000 of Securities other than Debt Securities and warrants to purchase Debt Securities) or, if applicable, the equivalent thereof in other currencies, at prices and on terms to be determined at the time or times of offering.

  The specific terms of the Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement and include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, purchase price, maturity, rate (or method of calculation thereof) and time of payment of interest, if any, any conversion or exchange provisions, any redemption provisions, any subordination provisions and any other specific terms of the Debt Securities offered hereby not set forth herein under the caption "Description of Debt Securities" in this Prospectus, and any listing thereof on a securities exchange; (ii) in the case of Common Stock, the number of shares and any initial public offering price; (iii) in the case of Preferred Stock, the number of shares, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, any listing on a securities exchange, the initial public offering price and any other terms; and (iv) in the case of Warrants, the designation and number, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

  The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange ("PSE") under the trading symbol "RAD". Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE and the PSE, subject to official notice of issuance.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such underwriters, dealers or agents and any applicable commissions or discounts are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ----------------

               The date of this Prospectus is December 3, 1996.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, DEALERS OR AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94109, on which the Company's Common Stock is listed. The Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

  This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated in and made a part of this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended March 2, 1996, which incorporates by reference certain portions of the Company's 1996 Annual Report to Stockholders;

    2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 1, 1996 and August 31, 1996;

    3. The Company's Current Report on Form 8-K dated April 29, 1996;

    4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated July 18, 1991 filed under the Exchange Act under File No. 2-28883, including any amendments and reports filed for the purpose of updating such description;

    5. The Company's Joint Proxy Statement/Prospectus dated November 12,
  1996;

    6. Thrifty PayLess Holdings, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 1, 1995; and

    7. Thrifty PayLess Holdings, Inc.'s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996.

  All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits). Requests for such copies should be directed to the Secretary, Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011 (telephone: (717) 761-2633).

                                  THE COMPANY

  The Company is one of the largest retail drug store chains in the United States. As of August 31, 1996, the Company operated 2,796 drug stores, averaging within a range of approximately 7,200 to 11,000 square feet per store in size, in 21 states and the District of Columbia and employed over 36,000 employees. Pharmacy service forms the core of the Company's business, with prescriptions accounting for 56.4% of drug store sales in the 26 week period ended August 31, 1996. The Company's drug stores cater to convenience, offering a full selection of health and personal care products, seasonal merchandise and a large private label product line. Express mail with complementary services and one-hour photo departments have recently been added in select locations. The Company's Eagle managed care subsidiary markets prescription plans and sells other managed health care services to large employers and government-sponsored employee benefit programs.

  The Company's strategy is to operate drug stores in large, fast-growing metropolitan areas. Following the proposed merger of Thrifty PayLess Holdings, Inc. ("Thrifty PayLess") into the Company (the "Merger"), and giving effect to the Southeast Dispositions described below, the Company will be the largest drug store operator in the United States in terms of store count, operating in 26 states. Of the 50 largest metropolitan statistical areas in the United States, the Company will operate in 25 and will be the largest or second largest drug store operation in 21 of those metropolitan areas. In connection with the announcement of the Merger, the Company also announced that it plans to dispose of all of its 270 stores in Alabama, Florida, Georgia and North and South Carolina (collectively, the "Southeast Dispositions"), and that in connection therewith the Company entered into an agreement to sell its approximately 200 stores in North and South Carolina to Thrift Drug, Inc. As soon as is reasonably practicable following the Merger, the Company expects to rename all Thrifty PayLess stores "Rite Aid" and integrate them with the Company's operations, to refinance substantially all of Thrifty PayLess' existing debt (to the extent practicable), to close Thrifty PayLess' Wilsonville, Oregon headquarters and to divest Thrifty PayLess' Bi-Mart membership discount stores.

  The Company is a Delaware corporation with its principal executive offices located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The telephone number of Rite Aid at such offices is (717) 761-2633.

                                USE OF PROCEEDS

  Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities offered hereby will be used for general corporate purposes, which could include acquisitions and the refinancing of indebtedness in connection therewith, including the Merger. Any specific proposed use of proceeds of the sale of Securities will be described in a Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company and First Trust of New York, National Association, as Trustee (the "Trustee"). The Subordinated Debt Securities are to be issued under an Indenture (the "Subordinated Indenture"), between the Company and the Trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to together as the "Indenture." Copies of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the Registration Statement. The following summary of certain general provisions of the Senior Indenture and the Subordinated Indenture and the Debt Securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Senior Indenture or the Subordinated Indenture, as the case may be, including the definitions therein of certain terms. The Senior Indenture and the Subordinated Indenture are identical in all respects except as otherwise indicated below.

  The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities. The Prospectus Supplement relating to the Offered Debt Securities will also set forth whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities.

GENERAL

  The Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time. In addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, the Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. The Debt Securities may be issued from time to time in one or more series. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness (as defined) of the Company, as described below under "Subordination of Subordinated Debt Securities" and in a Prospectus Supplement applicable to an offering of Subordinated Debt Securities.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount (and any limit on the aggregate principal amount of the Offered Debt Securities) and authorized denominations of the Offered Debt Securities; (ii) the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (iii) the date or dates on which the principal of the Offered Debt Securities will be payable; (iv) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined; (v) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any, and the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities are registered on any Regular Record Date; (vi) any optional or mandatory sinking fund provisions;
(vii) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or the Holder and any other terms and provisions of such optional or mandatory redemptions; (viii) if applicable, the terms of any right to convert or exchange the Offered Debt Securities into Common Stock of the Company; (ix) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Offered Debt Securities of the series will be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which will be payable upon declaration of acceleration of maturity thereof or provable in bankruptcy; (xi) the currency or currencies, including composite currencies and currency units, in which payment of the principal of (and premium, if any) and interest, if any, on the Offered Debt Securities will be payable (if other than the currency of the United States of America), which unless otherwise specified will be the currency of the United States of America as at the time of payment is legal tender for payment of public or private debts; (xii) if the principal of (and premium, if any), or interest, if any, on the Offered Debt Securities are to be payable, at the election of the Company or any Holder thereof, in a coin, currency or currency unit other than that in which the Offered Debt Securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (xiii) if such securities are to be denominated in a currency or currencies, including composite currencies and currency units, other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of Holders of such Debt Securities as Outstanding Securities under the Indenture; (xiv) if the amount of payments of principal of (and premium, if any), or portions thereof, or interest, if any, on the Offered Debt Securities may be determined with reference to an index, formula or other method, the manner in which such amounts will be determined;
(xv) whether the Offered Debt Securities shall be issued in whole or in part in the form of a Global Security or Securities; the terms and conditions, if any, upon which such Global Security or Securities may be exchanged in whole or in part for other definitive Debt Securities; and the depositary for such Global Security or Securities, which depositary must be a clearing agency registered under the Exchange Act; (xvi) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; or (xvii) any additional terms relating to the Offered Debt Securities (which may not be inconsistent with the Indenture).

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 3.2, 3.5.) Unless otherwise indicated in the Prospectus Supplement relating thereto, principal, premium, if any, and interest, if any, will be payable and the Debt Securities will be transferable and convertible, if applicable, at the corporate trust office of the Trustee. Unless other arrangements are made, interest will be paid by checks mailed to the Holders at their registered addresses. (Sections 3.5, 3.7, 10.2.) Some or all of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

  The rights of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

  Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved. If applicable, these risks will be more fully described in the Prospectus Supplement relating thereto.

CERTAIN RESTRICTIONS

  Absence of Certain Protections in the Indenture. The Indenture does not contain any provisions that permit the Holders of the Debt Securities to require prepayment in the event of a change in the management or control of the Company, or that afford Holders of the Debt Securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities (except to the limited extent that the covenants described below might affect the Company's ability to consummate such transactions). Any such provisions applicable to a particular series of Offered Debt Securities will be described in the applicable Prospectus Supplement and a reference thereto (or the absence thereof) will be included in the cover page therefor.

  General. The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and indebtedness of Unrestricted Subsidiaries are not consolidated with those of the Company and its Restricted Subsidiaries in calculating Consolidated Net Tangible Assets under the Senior Indenture and Investments by the Company or by its Restricted Subsidiaries in Unrestricted Subsidiaries are excluded in computing Consolidated Net Tangible Assets. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the Board of Directors from time to time pursuant to the Indenture (in each case, unless and until designated as Restricted Subsidiaries by the Board of Directors pursuant to the Indenture). "Restricted Subsidiaries" are all Subsidiaries other than Unrestricted Subsidiaries. A "Wholly-owned Restricted Subsidiary" is a Restricted Subsidiary at least 99% of the outstanding voting stock of which (except directors' qualifying shares) is owned by the Company and its other Wholly-owned Restricted Subsidiaries. (Section 1.1 of the Senior Indenture and, in relation to the designation of Restricted Subsidiaries and Unrestricted Subsidiaries, Section 1.1 of the Subordinated Indenture.)

  An Unrestricted Subsidiary may not be designated a Restricted Subsidiary if it has any Secured Debt, Funded Debt or Attributable Debt in respect of Sale and Leaseback Transactions, except such debt as the Company would be permitted to allow under the terms of the Senior Indenture, immediately after such Unrestricted Subsidiary becomes a Restricted Subsidiary. (Section 10.11(a) of the Senior Indenture.)

  Restrictions Upon Secured Debt. Neither the Company nor a Restricted Subsidiary is permitted to incur or guarantee certain indebtedness secured by any lien, mortgage, pledge or other encumbrance on its property without equally and ratably securing the Senior Debt Securities. This restriction does not apply to certain permitted encumbrances described in the Senior Indenture, including purchase money mortgages, encumbrances existing on property at the time it is acquired by the Company or a Restricted Subsidiary, conditional sales and similar agreements, and the extension, renewal or refunding of any of the foregoing and any Secured Debt of a Restricted Subsidiary owing to the Company or a Wholly-owned Restricted Subsidiary. Section 10.10(d) of the Senior Indenture also permits other indebtedness secured by encumbrances not otherwise specifically permitted which, together with Attributable Debt respecting existing Sale and Leaseback Transactions (excluding Sale and Leaseback Transactions entered into in respect of property acquired by the Company or a Restricted Subsidiary not more than 24 months prior to the date such Transaction is entered into), and unsecured Funded Debt of Restricted Subsidiaries (excluding unsecured Funded Debt incurred through extension, refund or renewal where Consolidated Funded Debt was not thereby increased and excluding any Funded Debt owed to the Company or a Wholly-owned Restricted Subsidiary), incurred or entered into, as the case may be, after the date of the Senior Indenture, would not at the time exceed 20% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries. (Section 10.10 of the Senior Indenture.)

  Under the Indenture, (i) "Consolidated Net Tangible Assets" means the total amount of assets on a consolidated balance sheet of the Company and its Restricted Subsidiaries (less applicable reserves and other properly deductible items and after excluding any investments made in Unrestricted Subsidiaries or in corporations while they were Unrestricted Subsidiaries but which are not Subsidiaries at the time of computation) after deducting (a) all liabilities and liability items, including amounts in respect of obligations under leases (or guarantees thereof) which under generally accepted accounting principles would be included on such balance sheet, except Funded Debt, capital stock and surplus, surplus reserves and provisions for deferred income taxes and (b) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (Section 1.1 of the Senior Indenture); (ii) "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its term, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than one year after the date of the creation of the indebtedness, which would, in accordance with generally accepted accounting practice, be classified as funded debt, excluding (a) indebtedness for which money in satisfaction thereof has been deposited in trust, (b) certain guarantees arising in the ordinary course of business and (c) liabilities resulting from capitalization of lease rentals (Section 1.1 of the Senior Indenture); and (iii) "Secured Debt" means indebtedness for money borrowed which is secured by a lien or other encumbrance on property of the Company or any Restricted Subsidiary, excluding certain guarantees arising in the ordinary course of business. (Section 1.1 of the Senior Indenture.)

  Restrictions Upon Sales with Leases Back. The Company is not permitted, and may not permit a Restricted Subsidiary, to sell or transfer (except to the Company or one or more Wholly-owned Restricted Subsidiaries) any manufacturing plant, warehouse, retail store or equipment owned and operated by the Company or a Restricted Subsidiary on or after the date of the Senior Indenture with the intention that the Company or any Restricted Subsidiaries take back a lease thereof, except a lease for a period, including renewals, of not more than 24 months by the end of which period it is intended that the use of such property by the lessee will be discontinued, except (i) where the Company would be entitled under Section 10.10(d) of the Senior Indenture to incur additional secured indebtedness not otherwise specifically permitted by the Senior Indenture in an amount equal to the Attributable Debt respecting such Sale and Leaseback Transaction, (ii) where the Sale and Leaseback Transaction is entered into in respect of property acquired by the Company or a Restricted Subsidiary within 24 months of such acquisition, or (iii) where the Company within 120 days of entering into the Sale and Leaseback Transaction applies to the retirement of its Secured Debt an amount equal to the greater of (a) the net proceeds of the sale of the property leased pursuant to such Transaction or (b) the fair market value of the property so leased. (Section 10.9 of the Senior Indenture.)

  Restrictions Upon Funded Debt of Restricted Subsidiaries. Restricted Subsidiaries are prohibited from becoming liable for any unsecured Funded Debt except where the Company would be entitled under Section 10.10(d) of the Senior Indenture to incur additional secured indebtedness not otherwise specifically permitted by the Senior Indenture in an amount equal to such Funded Debt and except for certain extensions, refunding and renewals of Funded Debt and Funded Debt owing to the Company or a Wholly-owned Restricted Subsidiary. (Section 10.8 of the Senior Indenture.)

  Restrictions Upon Merger and Sale of Assets. The Senior Indenture provides that no merger of the Company with or sale of the Company's property substantially as an entirety to any other corporation shall be made if, as a result, properties or assets of the Company would become subject to a mortgage, lien or other encumbrance which would not be permitted by the Senior Indenture, unless the Senior Debt Securities shall be equally and ratably secured with such obligations. (Section 8.1 of the Senior Indenture.) Any successor entity must be a corporation organized in the United States, assume the payment of the principal and interest on the Debt Securities and the performance of every covenant under the Senior Indenture and, immediately after giving effect to a merger or consolidation, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 8.1.)

  Although the amount of the Company's property that will constitute a sale of such property "substantially as an entirety" is not readily quantifiable, a determination as to whether such a sale has occurred will depend on the percentage of operating and total assets transferred, among other measurements, and other facts and circumstances of the transaction. In any particular transaction, the determination of whether such a sale has occurred will be made by the Company, and the Company will give notice of such occurrence to the Holders of the Debt Securities. Because of the uncertainty regarding whether a particular sale will constitute a sale of property "substantially as an entirety," Holders will not be able to determine for themselves whether such a transaction has occurred and will have to rely on the Company's determination. If such a transaction occurs, the person to which such amount of the Company's property is transferred shall enter into a supplemental Indenture satisfactory in form to the Trustee.

MODIFICATION OF THE INDENTURE

  The Indenture and the rights of the Holders may be modified by the Company only with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification; but no modification altering the terms of payment of principal or interest, changing the place or medium of payment of principal or interest, impairing the rights of Holders to institute suit for payment, adversely changing the right to convert or exchange any Debt Security, including decreasing the conversion rate or increasing the conversion price of such Debt Security (if applicable), reducing the percentage required for modification or, in the case of the Subordinated Indenture, modifying the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities will be effective against any Holder without his, her or its consent. (Section 9.2.)

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to the Debt Securities of any series as being any one of the following events: (i) default for 30 days in any payment of interest upon any Security of that series when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the provisions described under the heading "Subordination of Subordinated Debt Securities" below), (ii) default in any payment of principal of (or premium, if any) upon any Security of that series when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the provisions described under the heading "Subordination of Subordinated Debt Securities" below), (iii) default in the deposit of any sinking fund payment,
(iv) default for 60 days after appropriate notice in the performance of any other covenant in the Debt Securities of that series or the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series), (v) certain events in bankruptcy, insolvency or reorganization, or (vi) certain events of default resulting in the acceleration of the maturity of the related indebtedness aggregating in excess of $10,000,000 under any mortgages, indentures (including the Indenture) or instruments under which the Company may have issued, or by which there may have been secured or evidenced, any other indebtedness (including Debt Securities of any series) of the Company. In case an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding of that series may declare the principal of the Debt Securities of such series (or, if the Debt Securities of that series were issued as discounted Debt Securities, such portion of the principal as may be specified in the terms of that series) and the accrued interest thereon, if any, to be due and payable. Any Event of Default with respect to the Debt Securities of any series which has been cured may be waived by the Holders of a majority in aggregate principal amount of the Debt Securities of that series then outstanding. (Sections 5.1, 5.2, 5.13.)

  The Indenture requires the Company to file annually with the Trustee a written statement signed by an officer of the Company as to the absence of certain defaults under the terms of the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of any default (except in payment of principal or premium, if any, or interest) if it considers it in the interest of the Holders to do so. (Sections 6.2 and 10.13 of the Senior Indenture and Sections 6.2 and 10.10 of the Subordinated Indenture.)

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of Holders unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Debt Securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12, 6.3.)

CONVERSION RIGHTS

  The terms on which Debt Securities of any series are convertible into or exchangeable for Common Stock of the Company will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock of the Company to be received by the holders of Debt Securities would be calculated according to the market price of Common Stock of the Company as of a time stated in the Prospectus Supplement. (Article Thirteen.)

DEFEASANCE AND DISCHARGE

  The terms of the Indenture provide the Company with the option to be discharged from any and all obligations with respect to a particular series of Debt Securities, including, in the case of Subordinated Debt Securities, the provisions described under the heading "Subordination of Subordinated Debt Securities" herein (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations (as defined) (or Foreign Government Obligations (as defined) in case of Debt Securities denominated in foreign currencies), or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the Stated Maturity of such payments or on the applicable Redemption Date in accordance with the terms of the Indenture and such Debt Securities. Such option may only be exercised (i) if the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to Holders of such series of Debt Securities, (ii) there is no Event of Default or event which may become an Event of Default then occurring, and (iii) such action would not cause any outstanding Debt Securities to become delisted as a result thereof. (Section 4.3.)

DEFEASANCE OF CERTAIN COVENANTS

  The terms of the Indenture provide the Company with the option to have the occurrence of events described in (iv) or (v) under the heading "Events of Default" above no longer be Events of Default and, in the case of Senior Debt Securities, to omit to comply with certain of the covenants described under the heading "Certain Restrictions" above, and, in the case of Subordinated Debt Securities, the provisions described under the heading "Subordination of Subordinated Debt Securities" below will no longer be applicable, in each case, with respect to a particular series of Debt Securities. The Company, in order to exercise such option, will be required to deposit with the Trustee money or U.S. Government Obligations (or Foreign Government Obligations (as defined) in case of Debt Securities denominated in foreign currencies), or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the Stated Maturity of such payments or on the applicable Redemption Date in accordance with the terms of the Indenture and such Debt Securities. Additionally, no Event of Default or event which may become an Event of Default may have occurred and be continuing on the date of deposit with the Trustee. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the Holders of such series of Debt Securities to recognize income, gain or loss for federal income tax purposes. (Section 10.12 of the Senior Indenture and Section 10.9 of the Subordinated Indenture.)

  The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the provisions described in the preceding paragraph. In the event the Company omits to comply with its remaining obligations with respect to such Debt Securities under the Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations (or Foreign Government Obligations in case of Debt Securities denominated in foreign currencies) on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Sections 4.3 and 10.12 of the Senior Indenture and Sections 4.3 and
10.9 of the Subordinated Indenture.)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  The Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company. (Section 14.1 of the Subordinated Indenture.) "Senior Indebtedness" means the principal of (and premium, if any) and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, but only to the extent allowed or permitted to the holder of such Debt against the bankruptcy or any other insolvency estate of the Company in such proceeding) or accrued original issue discount on and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by the Company, whether presently outstanding or hereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt; provided however, that the following will not constitute Senior Indebtedness: (i) any Debt which expressly provides (a) that such Debt shall not be senior in right of payment to the Subordinated Debt Securities or (b) that such Debt shall be subordinated to any other Debt of the Company, unless such Debt expressly provides that such Debt shall be senior in right of payment to the Subordinated Debt Securities; (ii) any Debt of the Company in respect of the Subordinated Debt Securities; (iii) any Debt or liability for compensation to employees, for goods or materials purchased in the ordinary course of business or for services; (iv) any Debt of the Company to any subsidiary for money borrowed or advanced from such subsidiary; and (v) any liability for federal, state, local or other taxes owed or owing by the Company. "Debt" means (a) all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof and including all indebtedness evidenced by notes, bonds, debentures or other securities sold for money), (b) all indebtedness incurred or assumed in the acquisition (whether by way of purchase, merger, consolidation or otherwise) of any business, real property or other assets (except assets other than real property acquired in the ordinary course of the conduct of the acquirer's usual business), (c) all Capital Lease Obligations, (d) Hedging Obligations,
(e) guarantees of indebtedness described in clauses (a), (b), (c) or (d) of any other person, and (f) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness (including, without limitation, exchange offers), obligation or guarantee.

  By reason of the subordination described herein, in the event of insolvency, upon any distribution of the assets of the Company or any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Company, (i) the Holders of Subordinated Debt Securities are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full and (ii) unsecured creditors of the Company who are not Holders of Subordinated Debt Securities or holders of Senior Indebtedness of the Company may recover less, ratably, than holders of Senior Indebtedness of the Company and may recover more, ratably, than the Holders of Subordinated Debt Securities. (Section 14.2 of the Subordinated Indenture.)

  In the event that any Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay the Subordinated Debt Securities until 120 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Indenture otherwise permit payment at that time. (Section 14.3 of the Subordinated Indenture.)

  No payment of the principal, premium, if any, or interest with respect to any Subordinated Debt Securities may be made, nor may the Company acquire any Subordinated Debt Securities except as set forth in the Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the Company has actual knowledge of the default, unless (i) 120 days pass after notice of the default is given to the Trustee and such default is not then the subject of judicial proceedings or the default with respect to the Senior Indebtedness is cured (including, without limitation, by the payment of such Senior Indebtedness in full) or waived and (ii) the terms of the Indenture otherwise permit the payment or acquisition of Subordinated Debt Securities at that time. The Company is required to give the Trustee notice of a default with respect to Senior Indebtedness within five Business Days after the Company has actual knowledge of the default or potential default. (Section 14.4 of the Subordinated Indenture.)

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Indebtedness.

  The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

GLOBAL SECURITIES

  Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the Prospectus

Supplement relating to such series. Global Securities will be issued in registered form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to any depositary arrangements.

  Upon the issuance of a Global Security, the depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the depositary for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to participants' interests) for such Global Security or by participants or persons that hold through participants (with respect to beneficial owners' interests).

CONCERNING THE TRUSTEE

  First Trust of New York, National Association is the Trustee under the Senior Indenture, the Subordinated Indenture and the Company's Indenture dated as of July 2, 1984 and has been appointed by the Company as initial Security Registrar and Paying Agent with regard to the Debt Securities.

                         DESCRIPTION OF CAPITAL STOCK

  The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws. The Certificate of Incorporation and the By-Laws are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The authorized capital stock of the Company consists of 240,000,000 shares of Common Stock, par value $1.00 per share, and 20,000,000 shares of Preferred Stock, par value $1.00 per share. If the Merger becomes effective, the Company's authorized Common Stock will be increased to 300,000,000 shares. The Certificate of Incorporation authorizes the Company's Board of Directors to provide for the issuance, from time to time, of series of preferred stock, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. No shares of Preferred Stock of the Company are outstanding as of the date hereof.

VOTING RIGHTS

  Each holder of Common Stock is entitled to one vote for each share registered in his name on the books of the Company on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. The shares of Common Stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of the Company's preferred stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining Common Stock voting for the election of directors will not be able to elect any persons to the Board of Directors.

DIVIDEND RIGHTS

  Subject to the rights of the holders of any shares of the Company's preferred stock which may at the time be outstanding, holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor.

LIQUIDATION RIGHTS AND OTHER PROVISIONS

  Subject to the prior rights of creditors and the holders of outstanding preferred stock, if any, the holders of the Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distributions of all remaining assets.

  The Common Stock is fully paid and is not liable to any calls or assessments and is not convertible into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock, and the Certificate of Incorporation provides that there shall be no preemptive rights.

  Harris Trust Company of New York acts as transfer agent and registrar for the Common Stock.

CHANGE OF CONTROL

  The provisions of the Certificate of Incorporation summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  The Board of Directors of the Company is divided into three classes that are elected for staggered three-year terms.

  Pursuant to the Certificate of Incorporation, the Board of Directors by resolution may establish one or more series of Company preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

  In addition, the Certificate of Incorporation provides that the affirmative vote of no less than 75% of the outstanding voting stock of the Company, voting as one class, shall be required for the adoption or authorization of certain Business Combinations (as defined below) with a Related Person (as defined below). Such vote will not be required if (i) the agreement to effectuate the Business Combination with a Related Person is approved by a majority of the Continuing Directors (as defined below), even if such majority does not constitute a quorum of the Board of Directors then in office, or (ii) the Business Combination satisfies certain minimum price criteria and procedural requirements which are intended to assure an adequate and fair price under the circumstances.

  A "Business Combination" includes: (i) any merger or consolidation of the Company with or into any Related Person; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Related Person of any assets of the Company or any subsidiary thereof having an aggregate fair market value of $15,000,000 or more; (iii) the issuance or transfer by the Company or any subsidiary thereof (in one transaction or a series of transactions) of any securities of the Company or any subsidiary thereof to any Related Person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $15,000,000 or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any Related Person; or (v) any reclassification or recapitalization of securities of the Company if the effect, directly or indirectly, of such transaction is to increase the relative voting power of any Related Person. A "Related Person" includes any person, together with any affiliate or associate of such person, which has beneficial ownership, directly or indirectly, of shares of stock of the Company entitling such person to exercise more than ten percent (10%) of the total voting power of all classes of stock of the Company entitled to vote in elections of directors, considered as one class, together with the successors and assigns of any such person in any transaction or series of transactions not involving a public offering of the Company stock within the meaning of the Securities Act. A "Continuing Director" is a member of the Board of Directors who was not affiliated with the Related Person and was a member of the Board of Directors prior to the time that the Related Person acquired the last shares of stock of the Company entitling such Related Person to exercise, in the aggregate, in excess of ten percent (10%) of the total voting power of all classes of stock of the Company entitled to vote in elections of directors, or a person recommended to succeed a Continuing Director by a majority of Continuing Directors.

                            DESCRIPTION OF WARRANTS

  The Company may issue Warrants for the purchase of Debt Securities, Common Stock, Preferred Stock, or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrants agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Debt Securities, Common Stock, Preferred Stock, or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents, including on a continuing basis. The Prospectus Supplement with respect to the Securities being offered thereby sets forth the terms of the offering of such Securities, including the name or names of any underwriters, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter or agent will be identified, and any such compensation will be described, in a Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than, and unless the Company otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

  The Underwriting Agreement entered into with respect to any Securities sold through underwriters provides that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Securities covered by the applicable Prospectus Supplement if any are purchased.

                                LEGAL OPINIONS

  The validity of the Securities offered hereby has been passed upon for the Company by Jones, Day, Reavis & Pogue, 599 Lexington Avenue, New York, New York 10022. Certain legal matters in connection with the offering to which this Prospectus relates will be passed upon for the Company by Franklin C. Brown, Esq., General Counsel for the Company.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company and its subsidiaries as of March 2, 1996 and March 4, 1995, and for each of the years in the three-year period ended March 2, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the March 4, 1995 consolidated financial statements refers to a change in the method of accounting for investments.

  With respect to the unaudited interim financial information of the Company and subsidiaries for the periods ended June 1, 1996 and August 31, 1996, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended June 1, 1996 and August 31, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on the interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

  The consolidated financial statements and schedule of Thrifty PayLess Holdings, Inc. and subsidiaries as of October 1, 1995 and October 2, 1994 and for each of the years in the three-year period ended October 1, 1995, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-2
Recent Developments........................................................  S-2
Use of Proceeds............................................................  S-4
Capitalization.............................................................  S-5
Ratio of Earnings to Fixed Charges.........................................  S-6
Unaudited Pro Forma Condensed Consolidated Financial Data..................  S-7
Description of the Securities.............................................. S-14
Underwriting............................................................... S-15
Legal Matters.............................................................. S-16
Certain Forward-Looking Statements......................................... S-16

                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    4
Description of Capital Stock...............................................   12
Description of Warrants....................................................   14
Plan of Distribution.......................................................   15
Legal Opinions.............................................................   15
Experts....................................................................   16

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $600,000,000

                             RITE AID CORPORATION

                                 $200,000,000
                           % NOTES DUE DECEMBER 2001

                                 $200,000,000
                            % NOTES DUE JANUARY 2007

                                 $200,000,000
                         % DEBENTURESDUE FEBRUARY 2027

                                  -----------
                                     LOGO
                                  -----------

                             GOLDMAN, SACHS & CO.

                           BEAR, STEARNS & CO. INC.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               J.P. MORGAN & CO.

                       RAYMOND JAMES & ASSOCIATES, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------